SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2003


                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                Ryanair Extends One Million* Free Seat Giveaway

        As Association of European Airlines confirms Ryanair as Europe's

                         No.1 customer service airline.


Ryanair, Europe's No. 1 low fares airline, today (April 22) announced that its million free seats sale over the Easter Weekend broke all records as passengers flocked to its website to grab their Easter treat.

Announcing the extension of the 1 million free seat giveaway, Ryanair's Chief Executive Michael O'Leary said:

"Over 520,000 passengers have grabbed free seats out of the UK and Ireland since the sale was announced on Thursday. Due to the Easter Bank Holiday, we are responding to customer requests to extend the booking period by 3 working days. This is their last chance to grab a bargain so passengers should waste no time going online at www.ryanair.com before midnight Thursday 24th April. All passengers have to do is pay the taxes and charges.

Passengers can book any of the following routes out of the London:

Holland: Eindhoven, Groningen, Maastricht

Belgium: Brussels-Charleroi, Ostend-Bruges

Germany: Berlin-Schonefeld, Dusseldorf-Niederrhein, Frankfurt-Hahn, Friedrichshafen, Hamburg-Lubeck Leipzeig-Altenburg

Austria: Klagenfurt, Salzburg

France: Brest, Clermont-Ferrand, Limoges, Pau Pyrenees , Rodez,
Reims-Champagne, Strasbourg, St. Etienne

Italy: Ancona, Bologna-Forli, Brescia, Genoa, Milan-Bergamo, Pescara , Turin, Tours, Trieste, Venice-Treviso

Sweden: Gothenburg, Malmo, Stockholm (Vasteras), Stockholm (Skavsta)

Denmark: Aarhus, Esbjerg

Norway: Haugesund, Oslo-Torp

Ireland: Cork, Dublin, Kerry, Knock, Shannon

England: Blackpool, Newquay

Scotland: Glasgow-Prestwick

*Excludes taxes and charges

Offer Details

        Ryanair       1 Million FREE seats from London-Stansted to Germany,
        Offer         Austria, France, Spain, Italy, Belgium, Holland, Ireland,
                      UK and Scandinavia. Passengers only have to pay taxes and charges.

        Booking       Thursday 17 April - midnight Thursday 24st April
        Period

        Travel        24 April - 14 June
        Period

        Applicable    See www.ryanair.com for full details
        Days

        Advance       14 days
        Purchase

        Terms &       See www.ryanair.com for full set of terms and
        Conditions    conditions.

                            Book online at www.ryanair.com



ENDS   22nd April 2003

For information:

Ryanair    Paul Fitzsimmons  00 353 1 8121212

Murray Consultants  Pauline McAlester  00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director